December 30, 2013

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla Motors, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 7, 2013
Form 10-Q for Quarterly Period Ended September 30, 2013
Filed November 8, 2013
Form 8-K furnished November 5, 2013
File No. 001-34756

Dear Mr. Shenk:

On behalf of Tesla Motors, Inc. (“Tesla”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 5, 2013, relating to Tesla’s above-referenced filings (the “Filings”).

In this letter, we have recited each comment from the Staff in italicized, bold type and have followed this with Tesla’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 69

1. Please include your policy for estimating residual values guaranteed to customers who finance their vehicles through your banking partners as a critical accounting policy. Include a discussion of the methodology and assumptions applied in determining the estimated residual amounts and the likelihood of materially different reported results if different assumptions or conditions were to exist.

Response: We began offering the resale value guarantee program during the quarter ended June 30, 2013, to customers in the United States who financed their vehicles through our specified commercial banking partners. Accordingly, we included a discussion of the resale value guarantee program under Summary of Significant Accounting Policies in the Condensed

TESLA MOTORS, INC     3500 Deer Creek Rd, Palo Alto, CA 94304     p 650.681.5000     f 650.681.5200

December 30, 2013

Consolidated Financial Statements, as filed in our Form 10-Q for the quarter ended June 30, 2013. In future filings, we will also include our policy for estimating residual values guaranteed to customers who finance their vehicles through our banking partners in Critical Accounting Policies and Estimates, and include a discussion of the methodology and assumptions applied in determining the estimated residual amounts and the likelihood of materially different results if different assumptions or conditions were to exist.

Revenues, page 78

2. Please quantify the amount of vehicle service revenue included in vehicle, options and related sales and discuss any significant changes in the amount from the prior period as well as the factor(s) causing such changes. In addition, if management expects the introduction of the prepaid maintenance programs to have a material impact on the timing of recognizing service revenue, please discuss this change in trend and its expected impact on service sales.

Response: For the year ended December 31, 2012 and the nine months ended September 30, 2013, vehicle service revenue comprised 1.7% and 0.7% of vehicle, options and related sales, respectively, and 1.6% and 0.7% of automotive sales, respectively. In future filings, we will quantify the amount of vehicle service revenue included in vehicle, options and related sales and discuss any significant changes in the amount from the prior period as well as the factors causing such changes, to the extent material. Similarly, if material, we will discuss the impact of prepaid maintenance programs on revenue recognition and period-over-period trends, as well as future trends, if known.

Notes to Consolidated Financial Statements, page 98

Maintenance Programs

3. We note per page 12 of your Business section that you announced a prepaid maintenance program to include plans covering maintenance costs at either a fixed price per visit or unlimited visits. Please disclose your policy for accounting for both types of plans.

Response: In future filings, we will disclose our policy for accounting for both types of plans.

December 30, 2013

Form 10-Q for Quarterly Period Ended September 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

4. Please revise to disclose the number of units sold and the number delivered under resale value guarantee terms and accounted for as operating leases.

Response: In future filings, we will disclose the number of units sold and units delivered under the resale value guarantee program and accounted for as operating leases.

Liquidity and Capital Resources, page 32

5. We note that at the end of May 2013 you announced the significant expansion of your Supercharger network to include coverage on the U.S. west and east coasts and around the rest of the country. Please discuss your expansion plan in more detail including the expected associated costs to achieve your goal.

Response: As our Supercharger network expansion plans are only expected to comprise a small portion of our future capital expenditures, we have only provided limited disclosure regarding our Supercharger costs in Liquidity and Capital Resources. In future filings, we will discuss our Supercharger expansion plans in more detail.

Note 2. Summary of Significant Accounting Policies

Resale value guarantee, page 10

6. We note your disclosure that in April 2013 you began offering resale value guarantees on certain sales financed through your banking partners. We also note you account for such transactions as operating leases. With regard to measurement of expense during the term of the operating lease, you disclose that you depreciate the cost of the respective operating lease vehicles less the resale value guarantee amount to cost of automotive sales over the contractual term of the guarantee program. Please explain to us the basis under GAAP for your use of this method, in which the depreciable basis excludes the resale value guarantee amount and in which the depreciation rate is not based on the useful life of the vehicles. In this regard, ASC 840-10-55-18 requires equipment to be depreciated following the manufacturer’s normal depreciation policy.

Response: The Company confirms that our operating lease vehicles are being depreciated following our normal depreciation policy. In accordance with ASC 360-10-35-4, our normal depreciation policy is to depreciate the cost of our fixed assets, less salvage value (if any), over the assets’ respective useful economic lives. We believe that for our operating lease vehicles, the useful economic life is consistent with the period under which the vehicle is leased. Accounting guidance is not specifically prescriptive as to whether the expected useful economic life or the expected life of the asset to the reporting entity should be used in circumstances such as this, but we analogize to the guidance provided in ASC 350-30-35, which suggests that the useful economic life is determined based on our expected use of these fixed assets which is to produce operating lease revenue over the expected operating lease term. We determined that the expected operating lease term is the contractual term of the resale value guarantee program, as we do not currently expect to lease any vehicles re-purchased under this program

December 30, 2013

nor do we expect to offer a future resale value guarantee to vehicles re-purchased under the resale value guarantee program. Vehicles re-purchased under the resale value guarantee program are expected to be sold to third-party customers. We also believe that because of the accelerated nature of how an automobile depreciates, losing a disproportionate amount of its value early in its life, if we were to depreciate our operating lease vehicles over the total life of the asset as opposed to the useful economic life, it would likely result in less depreciation and could result in a loss when the vehicle is repurchased and then resold; or if the vehicle is not repurchased, a loss would result when the respective remaining deferred revenue and operating lease vehicle cost are recognized in revenue and cost of goods sold, respectively. As such, we believe that depreciating our operating lease vehicles to residual value over the economic term of the lease, which is its useful economic life, is preferable to depreciating over another time period.

For the purposes of determining the cost basis of our operating lease vehicles that are depreciated over the expected useful economic life described above, we consider the operating lease vehicles’ expected salvage value at the end of the resale value guarantee term.

7. We also note your disclosure that you will adjust your depreciation estimates as needed, if the resale value is projected to be lower in future periods. Please explain to us the basis under GAAP for your use of this method.

Response: As noted in our response to question 6, the resale value has been determined to approximate the expected salvage value of our operating lease vehicles at the end of the expected operating lease term (i.e., the end of the useful economic life). As appropriate under GAAP, we review the useful lives and salvage values of our fixed assets on a quarterly basis and should the salvage value decrease due to new facts and circumstances, our policy is to prospectively adjust our depreciation estimates as a change in accounting estimate, in accordance with ASC 250-10-45-17.

8. Please revise the presentation on your statements of operations to separately classify resale value guarantee sales as operating lease revenue and to separately present associated costs (depreciation) within cost of revenues.

Response: Operating lease revenue for the quarter ended September 30, 2013 was $9.4 million, representing approximately 2.2% of our automotive sales for the same period. In future filings, if material, we will present operating lease revenue and cost of revenue information separately on the face of the consolidated financial statements. Otherwise, we will present such operating lease revenue and cost of revenue information in the footnotes to the consolidated financial statements.

9. Please confirm to us that in future periods you will separately quantify product sales revenue and associated cost of revenues related to previously delivered vehicles for which customers did not elect to sell vehicles back to you under the resale value guarantee.

Response: In future filings, if material, we will separately quantify product sales revenue and associated cost of revenues related to previously delivered vehicles for which customers did not elect to sell vehicles back to us under the resale value guarantee program on the face of the consolidated financial statements. Otherwise, we will present such product sales and cost of revenue information in the footnotes to the consolidated financial statements.

December 30, 2013

10. Please revise your footnotes to include a table that rolls forward accounts related to resale value guarantee operating leases for all periods presented.

Response: In future filings, we will revise our footnotes to include a table that rolls forward accounts related to resale value guarantee operating leases for all periods presented.

Form 8-K furnished November 5, 2013

Exhibit 99.1

11. We note the subheading of your third quarter shareholder letter cites non-GAAP gross margin and net income without also citing the most directly comparable GAAP measures. Please revise to present, with equal or greater prominence, results on a GAAP basis throughout your press releases. Refer to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In the future, each time we present non-GAAP results, we will present GAAP results in close proximity to ensure that the GAAP results are presented with equal or greater prominence.

12. Page 10 of your third quarter shareholder letter includes a full non-GAAP income statement. Please revise to discontinue such presentation pursuant to question 102.10 of the C&DIs on non-GAAP financial measures.

Response: We respectfully advise the Staff that page 10 of our third quarter 2013 shareholder letter does not include a non-GAAP income statement, but instead provides the reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures required by SEC Release No. 33-8176 (“Conditions for Use of Non-GAAP Financial Measures”). This reconciliation of non-GAAP to GAAP is clearly labeled “Reconciliation of GAAP to Non-GAAP Financial Information” and does not include all of the line items required in our income statement, as can be seen on page 7. In the future, we will revise the formatting of our Reconciliation of GAAP to Non-GAAP Financial Information to avoid potential future confusion, such as by re-ordering the financial measures being reconciled and increasing the space between separate reconciliations. We plan to reconcile net income (loss) and earnings (loss) per share first, and then, on a separate page, we will reconcile revenues, gross profit (loss), research and development expenses, and selling, general and administrative expenses.

December 30, 2013

Tesla acknowledges that:

•	Tesla is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	Tesla may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (650) 681-6349 or Yun Huh, Senior Corporate Counsel, at (650) 681-6575 with any questions regarding this letter.

Sincerely,

/s/ Phil Rothenberg

Phil Rothenberg

Associate General Counsel

cc:	Todd Maron, Deputy General Counsel
Deepak Ahuja, Chief Financial Officer